Aflac Incorporated 3rd Quarter 2009 Form 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands)	2009	2008	2009	2008

Fixed charges:
Interest expense*	$24,907	$6,934	$46,229	$21,320
Interest on investment-type contracts	8,576	7,465	25,301	17,997
Rental expense deemed interest	317	356	1,082	1,004

Total fixed charges	$33,800	$14,755	$72,612	$40,321

Earnings before income tax*	$549,125	$148,185	$1,893,001	$1,613,736
Add back:
Total fixed charges	33,800	14,755	72,612	40,321

Total earnings before income tax and fixed charges	$582,925	$162,940	$1,965,613	$1,654,057

Ratio of earnings to fixed charges	17.2x	11.0x	27.1x	41.0x

*     Excludes interest expense on income tax liabilities
EXH 12-1